Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

AltaGas Ltd. (“AltaGas”)
1700, 355 – 4th Avenue S.W.
Calgary, AB
T2P 0J1

2.                                      Date of Material Change:

September 13, 2018.

3.                                      News Release:

A news release disclosing the nature and substance of the material change was issued by AltaGas on September 13, 2018 through the news wire services of Cision.

4.                                      Summary of Material Change:

On September 13, 2018, AltaGas announced the filing of a preliminary prospectus for the initial public offering of AltaGas Canada Inc., which includes AltaGas’ Canadian utilities and certain renewable power assets in Canada.

5.                                      Full Description of Material Change:

For a full description of the material change, please refer to the press release of AltaGas dated September 13, 2018 attached hereto as Schedule “A”.

6.                                      Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Brad Grant
Executive Vice President, Chief Legal Officer
AltaGas Ltd.
Tel:                           (403) 691-7575

9.                                      Date of Report:

September 21, 2018.

SCHEDULE “A”

ALTAGAS ANNOUNCES THE FILING OF A PRELIMINARY PROSPECTUS FOR THE INITIAL PUBLIC OFFERING OF ALTAGAS CANADA INC. WHICH INCLUDES ALTAGAS’ CANADIAN UTILITIES AND CERTAIN RENEWABLE POWER ASSETS IN CANADA

AltaGas Expects to Own a Significant Minority Interest Upon Close of the Initial Public Offering

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta (September 13, 2018)

•                  AltaGas continues to execute on its strategy to reshape the company with a focus on Gas and U.S. Utilities

•                  AltaGas expects to hold approximately 37% to 45% of AltaGas Canada Inc. (“ACI”) at the close of the Initial Public Offering (“IPO”)

•                  Equity proceeds from the IPO, combined with the debt repayment by ACI to AltaGas, are expected to result in significant repayment of the bridge facility with total cash proceeds approaching $1 billion

•                  Repayment of the bridge facility is planned to be complete in the fourth quarter of 2018

•                  ACI will hold Canadian rate-regulated natural gas distribution utility assets and contracted wind power in Canada, as well as an approximate 10% indirect equity interest in the Northwest Hydro Facilities in British Columbia

•                  ACI to be led by a highly qualified, independent management team, who are expected to build on AltaGas’ proud history of growth and development

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today the filing of a preliminary prospectus by ACI — a wholly owned subsidiary of AltaGas — with respect to ACI’s IPO. Upon successful completion of the IPO, AltaGas will retain a significant minority interest in ACI, as well as three nominees on ACI’s seven-member board.

“With the completion of the sale of a majority interest in ACI, combined with our previously announced asset monetizations, we will have significantly advanced the repayment of the bridge facility, as well as exceeded our asset sale target,” stated David Cornhill, Chairman and interim co-Chief Executive Officer of AltaGas.

The expected proceeds from the IPO, the sale of the non-core midstream and power assets announced earlier this week, as well as the monetization of the 35 percent interest in the Northwest Hydro Facilities in June, are expected to raise approximately CDN $2.5 billion (approximately USD $1.9 billion).  After taking into effect these asset sales, AltaGas will have approximately USD $1.1 billion remaining on the bridge facility.  The final planned step in the repayment of the bridge facility is expected to be term debt and hybrid securities issuances. AltaGas expects to complete all funding steps for the total repayment of the outstanding bridge facility in the fourth quarter of 2018.

AltaGas is a North American leader in the new energy economy, and began its Canadian operations with two Gas services contracts in 1994. Four years later, the company added the Utilities segment to its portfolio, followed by the entry into the Power business in 2001. AltaGas continues to be an industry leader with approximately $23 billion in assets and approximately $17 billion in enterprise value. AltaGas remains committed to having assets in all three segments of its business.

“We are moving forward boldly, reshaping the company with a focus on Gas and U.S. Utilities, as well as optimizing our operating business through our asset monetization plan, which includes the IPO of ACI,” said Mr. Cornhill. “And we are not standing still.  AltaGas has a wealth of opportunities in our businesses, particularly for our Gas business in the Montney, as well as general system betterment and growth in our U.S. Utilities,” continued Mr. Cornhill.

“The assets that comprise ACI were the foundation of AltaGas’ success and growth over the past quarter century.  I am confident that this established track record of operational excellence, combined with the proven senior leadership team at ACI, and the continued alignment with AltaGas, will create attractive long-term value and growth for ACI’s stakeholders,” concluded Mr. Cornhill.

The IPO is being jointly led by RBC Capital Markets, TD Securities Inc. and J.P. Morgan Securities Canada Inc. Completion of the IPO is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. The IPO is expected to close in late October to early November 2018.

There can be no assurance that the IPO will be completed. An investment in the common shares of ACI is subject to a number of risks. The number of common shares offered and the marketing price of the common shares have not been determined and will be dependent upon market conditions. The preliminary prospectus contains important information relating to the IPO and remains subject to completion or amendment. For more information, potential investors should read the preliminary prospectus which is available on SEDAR at www.sedar.com. The preliminary prospectus has not yet become final for the purpose of a distribution to the public. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale or acceptance of an offer to buy the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similar authority in such jurisdiction.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia) or any other jurisdiction outside Canada. This press release does not constitute or form a part of any offer or solicitation to buy or sell any securities in the United States or any other jurisdiction outside of Canada. The securities offered pursuant to the preliminary prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. There will be no public offering of securities in the United States.

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investment Community

1 877 691 7199

investor.relations@altagas.ca

Media

(403) 691 7197

media.relations@altagas.ca

FORWARD LOOKING INFORMATION This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of the AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results.  Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: the expected execution of AltaGas’ strategy to reshape the company with a focus on Gas and US Utilities; expected AltaGas ownership interest in ACI upon closing of the IPO; expected proceeds to AltaGas associated with the IPO; expected closing and timing of the closing of the IPO; expected timing of repayment of the bridge facility; expected growth and long-term value of ACI and expected success of ACI’s management team; expected completion of AltaGas’ asset sale target and expected proceeds from announced asset sales to date; expected offerings of term debt and hybrid securities, and timing of such offerings; and the anticipated opportunities in the gas segment and the US Utilities segment.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; and risks associated with the underlying business of WGL.  In particular, in this news release references to expected proceeds associated with the IPO are subject to a number of risks and uncertainties, including, without limitation, the demand for the equity offered in the IPO and the subsequent pricing of the IPO, and other capital markets conditions prevailing throughout the marketing and closing of the IPO.  Applicable risk factors are discussed more fully under the heading “Risk Factors” in the Corporation’s AIF for the year ended December 31, 2017.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.